

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 7, 2011

Arkadiy Dobkin
Chief Executive Officer
EPAM Systems, Inc.
41 University Drive, Suite 202
Newtown, PA 18940

>   **Re: EPAM Systems, Inc.**
>   **Registration Statement on Form S-1**
>   **Filed June 10, 2011**
>   **File No. 333-174827**

Dear Mr. Dobkin:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We will process your filing and amendments without price ranges. Since the price range you select will affect disclosure in several sections of the filing, we will need sufficient time to process your amendments once a price range is included and the material information now appearing blank throughout the document has been provided. Please understand that the effect of the price range on disclosure throughout the document may cause us to raise issues on areas not previously commented on.

2.   Please supplementally provide us with copies of any graphical materials or artwork you intend to use in your prospectus. Upon review of such materials, we may have further comments. For guidance, refer to Question 101.02 of our Securities Act Forms Compliance and Disclosure Interpretations.

Prospectus Cover Page

3.   We note that Renaissance Securities (Cyprus) Limited is listed on your outside front cover page. It does not appear appropriate to include Renaissance Securities (Cyprus) Limited as an underwriter on the cover page, however, given that it is not a U.S.-registered broker-dealer and that, as you indicate in the footnote on page 114, offers and sales of your securities made by this entity in the U.S. or to U.S. persons will be effected by or through an SEC-registered broker-dealer. Accordingly, please revise the cover page to replace Renaissance Securities (Cyprus) Limited with the U.S.-registered broker-dealer(s) who will be effecting such offers and sales.

Table of Contents, page i

4.   Other than the explanation of references in the prospectus to the company and to its trademarks appearing on pages i-ii, the definitions should be moved from the portion of your filing that is subject to Securities Act Rule 421(d). It appears that all of the defined terms will be readily understood from context, and that you can adequately inform investors of their meaning by defining them the first time you use them in the body of the prospectus. Please also relocate the discussion of non-GAAP financial measures to a more appropriate place in the filing.

Summary, page 1

General

5.   Please disclose in your prospectus summary that insiders of the company will continue to have substantial control over the company following the IPO, as discussed in your risk factor section on page 39. Please also disclose the post-IPO aggregate ownership interest of your officers, directors, and pre-offering major shareholders, once known.

Our Company, page 1

6.   Please specifically disclose the factual basis for and the context of all your beliefs, understandings, estimates, and opinions set forth in the registration statement. You must be able to substantiate on a reasonable basis all of the projections, statistics and assertions that you cite. Examples of assertions or references that need support include the following:

  - "We are the only SAS 70 Type II certified IT services provider with multiple delivery centers in CEE."
  - "Our clients primarily consist of Forbes Global 2000 corporations located in North America, Europe and the CIS."

7.   You identify 15 companies that you indicate are representative of your "top" 30 clients. Please explain how you determined your top clients in connection with identifying them

in the prospectus. For example, disclose whether they are your top customers by revenues for a specified period or according to some other metric.

Our Industry, page 2

8.   With respect to each third-party statement in your prospectus – such as the market data by IDC and Software Magazine referenced in your summary and the recognitions by the International Association of Outsourcing Professionals and others noted in your Business disclosure – please provide us with the relevant portions of the industry research reports and publications you cite. To expedite our review, please clearly mark each source to highlight the applicable portion or section containing the referenced information, and cross-reference it to the appropriate location in your prospectus. Ensure that you set forth the publication dates of all cited reports. Also, please tell us whether all or any of the reports or other publications was prepared for you.

Risk Factors, page 9

General

9.   Please review each risk factor subheading to ensure it clearly conveys a separate, detailed risk to investors regarding your company, industry or the offering. A number of the subheadings state generally that a factor could "materially adversely affect" your business, financial condition and results of operations. Please revise so that each subheading indicates what the specific adverse effects may be, such as reduced income or revenues or loss of customers.

"Our ability to expand our business…," page 19

10.   So that readers may better understand the extent of the challenges to your growth presented by the non-competition clauses contained in certain of your customer agreements, please expand your description of these clauses to specify the industries or markets in which your ability to compete is restricted and the time period of such restrictions, to the extent material.

"Our agreement with one of our largest clients…," page 19

11.   You disclose that under your agreement with one of your largest clients, the client has the option to require you to transfer all of the assets that serve it, including the offshore development center dedicated to the client and the operating relationships, such as employment and subcontractor relationships, at the pre-agreed cost of the assets. We note that you have disclosed the amount of revenues attributable to this client. Please also discuss in quantitative terms the difference between the pre-agreed cost you reference and the carrying value of the assets that will be transferred if the client

exercises its option, to the extent material. In addition, please tell us what consideration
you gave to naming the client that has this option.

"Our subcontracting practices may expose us…," page 21

12.   Please indicate, in quantitative terms if possible, the extent to which you rely on third-
        party subcontractors in connection with providing services to your clients.

Use of Proceeds, page 45

13.   You state that you intend to use the net proceeds from the offering for "general corporate
        purposes, such as for working capital, for acquiring facilities, and for potential strategic
        acquisitions of, or investments in, other businesses or technologies that [you] believe will
        complement [y]our current business and expansion strategies." Please revise to provide
        more meaningful and specific disclosure of the intended use of proceeds, for example
        with respect to any particular capital expenditures or strategic acquisitions that you
        expect to make, as well as the approximate amounts intended to be used for each such
        purpose, to the extent known. If you have no current specific plan for a significant
        portion of the proceeds, discuss the principal reasons for the offering. See Item 504 of
        Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 51

14.   Your overview notes a number of factors that you believe are advantageous for the
        company, such as the location of your delivery centers, the nature of your clients, and
        certain trends, including the increase in IT outsourcing and the growth in the CEE
        software development services market. In order to ensure that the overview provides
        balanced disclosure, please also discuss briefly material risks, uncertainties and
        challenges facing EPAM and how they are being addressed by management. In this
        regard, we note your risk factor disclosure indicating that the company faces pricing and
        wage pressures. Refer to SEC Release No. 33-8350.

Certain Income Statement Line Items

Provision for Income Taxes, page 55

15.   Expand your disclosure to describe the reasons why your provision for income taxes is
        low in comparison to your income before taxes. That is, you should explain why the
        foreign tax rate differential represents a significant adjustment or reduction in your
        provision for income taxes (see your page F-21). Your discussion should explain why
        the domestic income before taxes is significantly different than the North America

segment operating profit (see your page F-22). You should disclose the amount of taxable income that is earned in foreign countries (e.g., Belarus).

Results of Operations

First Quarter 2011 Compared to First Quarter 2010

Provision for Income Taxes, page 57

16.   You disclose that the increase in provision for income taxes from the first quarter of 2010 to the first quarter of 2011 is primarily attributable to the relative shift in offshore services performed in Belarus to Ukraine and, to a lesser extent, to Russia. Please tell us the reasons for such shift, and whether the conditions that led to the shift constitute trends or uncertainties that are anticipated to cause material changes in results of operations in future periods.

2010 Compared to 2009

Revenues, page 57

17.   We note your disclosure on page 58 regarding the significant impact of foreign exchange rates on your revenues for 2009 as compared to 2008. Tell us what consideration you gave to also disclosing the impact of foreign exchange rates on your revenues for 2010 as compared to 2009, and your revenues for the first quarter of 2011 as compared to the first quarter of 2010.

Cost of Revenues (Exclusive of Depreciation and Amortization), page 58

18.   Tell us how you considered disclosing the impact of foreign exchange rates on your cost of revenues for each period presented.

Liquidity and Capital Resources

Capital Resources, page 60

19.   Please disclose the total amount of cash and cash equivalents held outside the United States as of March 31, 2011 that would be subject to foreign withholding taxes and U.S. corporate income tax if remitted to the United States. Your disclosures should clearly discuss the implications of having cash held by foreign subsidiaries on your liquidity needs domestically.

Cash Flows

Operating Activities, page 61

20.   We note your unbilled receivables have increased 48% as of March 31, 2011 as compared to December 31, 2010, resulting in a decrease in your cash flows from operations. Tell us and disclose the reasons for the increase, any risks associated with recoverability, and the impact the increase has on your liquidity.

Quantitative and Qualitative Disclosures About Market Risk

Concentration of Credit and Other Risk, page 62

21.   You state here that you maintain your cash, cash equivalents and short-term investments with "high credit quality financial institutions." Please explain to us how this assertion is consistent with your risk factor disclosure on page 32 regarding the banking and financial systems in the CIS, which states that banks in the CIS generally do not meet international banking standards. Please also clarify whether these funds are available for immediate withdrawal, or whether there are restrictions on withdrawal, and tell us what consideration you gave to disclosing the impact of such restrictions on your liquidity and capital resources.   In this regard, we note your disclosure on page 60 that of your $48.6 million in cash and cash equivalents at March 31, 2011, $31.3 million was held in accounts in Belarus.

Foreign Exchange Risk, page 63

22.   We note your disclosure that you use a sensitivity analysis as a primary tool in evaluating the effects of changes in foreign currency exchange rates on your business operations. Tell us what consideration you gave to including the results of this sensitivity analysis in your disclosure as provided for by Item 305 of Regulation S-K.

Critical Accounting Policies

Fair Value of Shares of Common Stock, page 66

23.   Please clarify your disclosure to indicate whether the third party appraisals used to estimate the fair value of your common stock were performed on a contemporaneous or retrospective basis, and the dates these valuations were performed.

24.   Tell us if all of your stock options granted in 2010 where granted on November 30, 2010, or whether there were various grant dates in 2010. If there were various grant dates, please amend your disclosure to indicate the specific grant dates.

25.   Please expand your disclosures to clarify the following regarding the determination of the fair value of your common stock at each option grant date during 2010 and 2011:

- The relative weighting of the income approach and market approach and the rationale for this determination;
- The significant assumptions used in the valuation. In this regard, we note your disclosures that the increase in fair value of your common stock during 2010 was due to the significant growth in revenues and profitability during 2010. Please also disclose the other significant assumptions that impacted the valuation, the rationale for these assumptions and explanations for changes, or lack of changes, since the previous valuation date. As part of your response, please explain why your discount for marketability has not changed; and
- The probabilities you assigned to the various possible future liquidity events under the probability-weighted expected return method.

26.   When your estimated IPO price is known and included in your registration statement, please revise your disclosure to include a discussion of each significant factor contributing to the difference between the fair value of the underlying stock as determined for your most recent equity awards and your IPO offering range. The disclosure should fully describe the assumptions utilized at the IPO valuation date that are significantly different than those used in the most recent valuation.

Business, page 70

General

27.   We note your disclosure under the subheading "Geographic Area Information" on page F-23. Please ensure that the Business section of your prospectus includes the geographic information required by Item 101(d) of Regulation S-K or a cross-reference to the relevant portion of the notes to the financial statements. Please also include the geographic information regarding your long-lived assets for fiscal year 2008. Clarify the portion of your long-lived assets for each of your past three fiscal years located in the United States, as your country of domicile, as well as any individual foreign country, if material (other than Russia, for which we note you have already provided the required disclosure for fiscal 2009 and 2010). Refer to Item 101(d)(1)(ii).

Our Verticals, page 75

28.   You present customer case studies for each of the verticals you serve. Please confirm that your customers have agreed to their case studies being used in this manner. In addition, please identify all of the customers profiled in your case studies or advise why such disclosure should not be required. Please also provide support for your description of each of these customers, such as "one of the top five global enterprise software companies" and a "leading global investment bank."

Clients, page 81

29.   Please ensure that your filing contains a description of the material features of your
        relationship with your largest customer, Thomson Reuters, which we note accounted for
        more than 10% of the company's revenues for each of your last three fiscal years.

Competition, page 82

30.   You have listed in this section the principal competitive factors affecting the market in
        which EPAM operates, and you have identified a number of factors with respect to which
        you believe the company competes favorably. Please ensure that your disclosure is
        balanced and includes any significant factors with respect to which the company may be
        at a competitive disadvantage, to the extent material. In this regard, we note your risk
        factor disclosures on page 13 discussing the competition the company faces and its
        potential competitive disadvantages. In addition, please disclose EPAM's competitive
        position, if known. See Item 101(c)(1)(x) of Regulation S-K.

Compensation Discussion and Analysis

Elements of Compensation, page 93

31.   You disclose that Messrs. Robb and Fejes are retained, either in part or in full, as
        consultants to the company and are directly employed by other entities. Please tell us
        whether these individuals work for EPAM full-time, and explain the nature and scope of
        their obligations to their third-party direct employers and how such obligations conflict, if
        at all, with their obligations to EPAM. We note in this regard your disclosure on page 97
        stating that Messrs. Robb and Fejes have confidentiality obligations to EPAM and that
        they have agreed to assign to EPAM their rights to intellectual property developed within
        the course of their service to the company.

32.   In addition, please advise why Mr. Robb's employment by Landmark Business
        Development Limited and Mr. Fejes' employment by Redlodge Holdings Limited are not
        discussed in the descriptions of their recent business experience beginning on page 86.
        Refer to Item 401(e) of Regulation S-K.

Related Party Transactions, page 102

33.   We refer to your disclosure regarding your employee loan program in which you
        guarantee bank loans for certain of your key employees, as discussed on page F-31 and
        elsewhere in your filing. Please tell us more about this program. In this regard, tell us
        whether you guarantee loans for any "related persons" within the meaning of Instruction
        1 to Item 404(a) of Regulation S-K, and if so, why you have not provided the disclosure
        called for by that Item under the heading "Related Party Transactions." In addition, to

the extent you guarantee a loan for any director or executive officer of the registrant, please explain to us how you believe this arrangement comports with Section 13(k) of the Securities Exchange Act of 1934.

34.   You disclose further on page F-31 that in September 2010 the company entered into a settlement agreement with a former officer and their related parties in which the company made a cash payment of $9 million in exchange for all of the EPAM common stock held by the plaintiffs. Please tell us whether the former officer was an executive officer of the company within the past three fiscal years, and if so, why this transaction is not disclosed in your Related Party Transactions section. Refer to Item 404(a) of Regulation S-K.

35.   Please provide the disclosure called for by Item 404(b) of Regulation S-K with respect to the review, approval or ratification of your transactions with related persons. In this regard, discuss the standards, if any, that your board of directors has historically applied when reviewing related-party transactions such as the one disclosed in your filing. See Item 404(b)(1) and Instruction 1 to Item 404.

Principal and Selling Stockholders, page 103

36.   Please revise the principal and selling stockholder table to identify the natural person(s) exercising voting and dispositive powers over the shares of EPAM held by the following stockholders: Russia Partners II, LP, Russia Partners II EPAM Fund, LP, Rainmeadow Holding Limited, and Da Vinci CIS Private Sector Growth Fund Limited.

37.   Once the selling stockholders are identified, please confirm, if accurate, that no selling shareholder is a broker-dealer or broker-dealer affiliate.

Underwriting, page 114

38.   Please revise footnote 1 to the underwriter table to state clearly that Renaissance Securities (Cyprus) Limited is not an SEC-registered broker-dealer.

Audited Consolidated Financial Statements

Notes to Condensed Consolidated Financial Statements for Years Ended December 31, 2010, 2009 and 2008

1.Nature of Business and Significant Accounting Policies

Revenue Recognition, F-8

39.   Please clarify your revenue recognition policies for your multi-element arrangements prior to the adoption of the new accounting standards issued by the FASB. Explain whether you considered software to be a deliverable in your arrangements and whether

you followed the provisions of ASC 985-605 or ASC 605-25. Please also clarify whether your arrangements included PCS or other maintenance services. We note your disclosure that prior to adoption of the new accounting standards, you did not have vendor-specific objective evidence for some of the deliverables in both time-and-material and fixed fee arrangements, and therefore, you only had one unit of accounting for these arrangements. Please clarify how you recognized revenue for this one unit of accounting and the authoritative literature you relied on.

40.   Please clarify your disclosure to explain the impact of adopting both Accounting Standards Updates ("ASU") No. 2009-13, Topic 605 - *Multiple-Deliverable Revenue Arrangements,* and ASU No. 2009-14, Topic 985 - *Certain Revenue Arrangements That Include Software Elements* on your revenue recognition policies. Please also disclose the impact that adoption of these new accounting standards had on your revenues for each period presented as provided for in ASC 605-25-65-1.

41.   We note your discourse that subsequent to the adoption of the new accounting standards, revenue for fixed fee contract arrangements is recognized upon delivery of the service under the proportional performance method where revenue recognition for other services occur after the development services are delivered. Please clarify what these other services are and how revenue is recognized for each service.

42.   Please disclose the significant factors, inputs, assumptions, and methods used to determine management's best estimate of selling price as required by ASC 605-25-50-2(e).

43.   We note your disclosure that revenues from fixed-price contracts are based on the proportional performance method. Tell us what consideration you gave to disclosing the method of measuring extent of progress toward completion (i.e., cost to cost, labor hours etc.). Further, tell us how you considered disclosing the period over which your fixed price contracts are generally recognized.

44.   Tell us what consideration you gave to disclosing your accounting policies for recording revisions to estimates in the application of your proportional performance method, and your policies for recording expected losses on contacts. Further, tell us how you considered disclosing whether there have been any significant adjustments relating to such revisions for any of the periods presented.

12. Preferred and Common Stock, page F-24

45.   We note that your Series A-2 preferred stock is redeemable on January 1, 2011. Tell us why you are not accreting this stock to the redemption value. Please clarify your disclosures accordingly.

46.   Please revise your disclosures to state the liquidation value of your preferred shares for
        each period presented. To the extent liquidation value is equal to carrying value, please
        state this in your disclosures.

13. Stock Compensation, page F-28

47.   Tell us your consideration of ASC 718-10-25-13 to 25-14A in evaluating whether stock
        options granted should be classified as equity.

14. Earnings Per Share, page F-30

48.   Tell us how you considered the assumed conversion of your preferred stock, using the if-
        converted method, in determining your diluted earnings per common share for each
        period presented. Your disclosure indicates that for calculating the diluted EPS you will
        add back undistributed earnings allocated to the participating securities in arriving at the
        basic EPS. Explain why you have not included this item within your table.   As part of
        your response, tell us how you considered the preferred shares that were redeemed for an
        amount less than the carrying value in your calculation, as provided for in ASC 260-10-
        S99-2.

Part II

Item 15. Recent Sales of Unregistered Securities

49.   Expand your disclosure regarding unregistered issuances in which the company relied on
        Section 4(2) of the Securities Act to clarify whether the investors were accredited or
        sophisticated with access to information.

Exhibit Index

50.   Please tell us what consideration you gave to filing your preferred stock agreements as
        exhibits to the registration statement pursuant to Item 601(b)(10) of Regulation S-K.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Act of 1933 and
all applicable Securities Act rules require. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date
of the pending registration statement please provide a written statement from the company
acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Laura Veator, Staff Accountant, at (202) 551-3716 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3730 if you have questions regarding comments on the financial statements and related matters. Please contact Katherine Wray, Staff Attorney, at (202) 551-3483 or me at (202) 551-3735 with any other questions.


Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director


cc: <u>Via E-mail</u>
  Ilya Cantor, Chief Financial Officer, EPAM Systems, Inc.
  Joseph A. Hall, Davis Polk & Wardwell LLP